Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 12, 2023

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
File Nos. 333-174332; 811-22559

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 9, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust Core Investment Grade ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five days before the effective date of the Registration Statement.

Please also add the ticker to the Fund’s name within EDGAR.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement, that it will provide the Staff with a response letter in the form of correspondence at least five days before effectiveness and that it will change the Fund’s name on EDGAR prior to effectiveness.

Comment 2 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund’s Investment Portfolio includes only investment grade securities purchased by the Fund’s portfolio managers (the “Investment Portfolio”) and does not include uninvested cash or any other Fund asset unconnected to the Fund’s intended portfolio, including, but not limited to, accounts receivable or assets received as part of an issuer workout.

Please strike disclosure regarding what the “Investment Portfolio” does not include, as this is a “negative strategy,” which Instruction 3 to Item 9 of Form N-1A instructs registrants not to include in disclosure relating to its principal investment strategies.

Response to Comment 2

The Registrant respectfully declines to revise the disclosure as requested by the Staff. The Registrant believes that the referenced disclosure is not a “negative strategy” as described under Instruction 3 to Item 9 of Form N-1A (e.g., a strategy not to invest in a particular type of security or not to borrow money). The referenced disclosure is a description of which of the assets held by the Fund are included in the definition of its “Investment Portfolio” for purposes of its principal investment strategies.

Comment 3 – Principal Investment Strategies

In either the section entitled “Principal Investment Strategies” or “Additional Information on the Fund’s Investment Objective and Strategies,” please add disclosure that for purposes of compliance with Rule 35d-1 of the 1940 Act, as it relates to the Fund’s investments in investment grade securities, that the Fund will look through any underlying ETFs held by the Fund to that underlying ETF’s portfolio holdings.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Additional Information on the Fund’s Investment Objective and Strategies”:

For purposes of compliance with the Name Policy, the Fund will consider, to the extent practicable, the holdings of any underlying ETF in which it invests.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund’s Investment Portfolio is composed of securities issued by the U.S. government or its agencies, instrumentalities or U.S. government-sponsored entities; Treasury Inflation Protected Securities (“TIPS”); residential and commercial mortgage-backed securities; asset-backed securities; U.S. corporate bonds; fixed income securities issued by non-U.S. corporations and governments, including issuers with significant ties to emerging market countries; municipal bonds; and collateralized loan obligations (“CLOs”).

Please consider adding disclosure to further clarify that the Fund may invest in sovereign debt securities.

Additionally, if the Fund will have material exposure to any municipal securities issued by territories experiencing financial distress (such as Puerto Rico), please identify such jurisdiction in the section entitled “Principal Investment Strategies” and add relevant risk disclosure in the section entitled “Principal Risks.”

Lastly, please also add disclosure in the section entitled “Principal Investment Strategies” that the Fund may purchase securities on a when-issued, TBA, delayed delivery or forward commitment basis.

Response to Comment 4

Pursuant to the Staff’s comment, references to sovereign debt securities and securities issued on a when-issued, TBA, delayed delivery or forward commitment basis have been added to the section entitled “Principal Investment Strategies.” The Fund does not currently anticipate having material exposure to any municipal securities issued by territories experiencing financial distress. However, the Fund may have some exposure to Puerto Rican municipal securities and has added relevant risk disclosure to the section entitled “Non-Principal Risks.”

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The investment advisor employs a relative value approach that opportunistically allocates the Fund’s investments across the investment grade fixed income sub-sectors.

Please further explain what fixed income subsectors are contemplated. Does this mean all U.S. and non-U.S. investment grade fixed income investment sectors?

Response to Comment 5

Pursuant to the Staff’s comment, the disclosure has been revised to indicate that the Fund will invest in U.S. investment grade fixed income sub-sectors.

Comment 6 – Principal Investment Strategies

In the section entitled “Principal Investment Strategies,” please include, in plain English, additional disclosure to further clarify the criteria the Advisor uses when selecting investments.

Additionally, the Staff notes that the use of “relative value” and “yield curve” are not plain English terms and asks that such disclosure be revised accordingly.

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

The investment advisor determines which investments to buy and sell by employing a relative value approach, pursuant to which it judges each security’s risk-versus-reward characteristics against other securities, that opportunistically allocates the Fund’s investments across U.S. investment grade fixed income sub-sectors.

The Registrant respectfully declines to revise references to “yield curve” as this is a well-understood term in the realm of fixed income investing that constitutes plain English.

Comment 7 – Principal Investment Strategies

Please revise the section entitled “Principal Investment Strategies” to add further disclosure regarding how the Advisor decides when to sell investments.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly, as set forth in Response to Comment 6.

Comment 8 – Principal Investment Strategies

If there are any criteria regarding the maturity of the Fund’s portfolio sought by the Advisor, please disclose it in the section entitled “Principal Investment Strategies.”

Response to Comment 8

The Fund’s Advisor does not currently intend to employ any criteria regarding the maturity of the Fund’s portfolio.

Comment 9 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Therefore, prices of debt securities with shorter durations tend to be less sensitive to interest rate changes than debt securities with longer durations.

In the section entitled “Principal Risks,” please add disclosure indicating that debt securities with higher duration are subject to a greater sensitivity to interest rates, which generally corresponds to higher levels of volatility and greater risk.

Response to Comment 9

Pursuant to the Staff’s comment, the following disclosure has been added as the penultimate sentence of “Principal Risks – Interest Rate Risk”:

Higher sensitivity to interest rates is generally correlated with higher levels of volatility and, therefore, greater risk.

Comment 10 – Principal Investment Strategies

Please supplementally confirm that any dividend and interest expenses incurred in connection with short sale transactions will be reflected in the fee table.

Response to Comment 10

The Registrant so confirms.

Comment 11 – Principal Risks

Please delete the following disclosure set forth in the first paragraph of the section entitled “Principal Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

The Staff also notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 11

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 12 – Principal Risks

In the section entitled “Principal Risks – Derivatives Risk,” please consider removing all references to asset segregation requirements, if applicable.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 13 – Principal Risks

In the section entitled “Principal Investment Strategies,” please disclose whether the Fund will invest in non-U.S. securities denominated in a non-U.S. dollar currency. If so, please add “Currency Risk” to the section entitled “Principal Risks.”

Response to Comment 13

The Fund does not currently intend to invest in securities denominated in a non-U.S. dollar currency.

Comment 14 – Principal Risks

In the section entitled “Principal Risks – Non-Agency Securities Risk,” the Staff notes the following disclosure:

Non-agency securities are typically traded “over the counter” rather than on a securities exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, the non-agency mortgage-related securities held by the Fund may be particularly difficult to value because of the complexities involved in assessing the value of the underlying loans.

Please add the following phrase to the referenced disclosure:

“…and the value of these securities can change dramatically over time.”

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 15 – Principal Risks

If the Fund will invest significantly in debt securities issued by entities located in the United Kingdom or other European countries, please add tailored risk language to that effect in the section entitled “Principal Risks.”

Response to Comment 15

The Fund does not currently intend to invest significantly in debt securities issued by entities located in the United Kingdom or other European countries.

Comment 16 – Principal Risks

The Staff notes the disclosure set forth in the section entitled “Principal Risks – Significant Exposure Risk.” If the Fund intends to invest significantly in a particular sector, industry, country or geographic region, please disclose that in the section entitled “Principal Investment Strategies,” along with corresponding risk disclosure in the section entitled “Principal Risks.”

Response to Comment 16

The Fund does not currently intend to invest significantly in a particular sector, industry, country or geographic region.

Comment 17 – Performance

Please supplementally disclose the broad-based securities market index that the Fund intends to utilize.

Response to Comment 17

The Fund’s broad-based securities benchmark will be the Bloomberg U.S. Aggregate Index.

Comment 18 – Additional Information on the Fund’s Investment Objective and Strategies

Please provide additional disclosure regarding the criteria the Advisor uses to purchase and sell portfolio investments.

Response to Comment 18

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 19 – Fund Investments

The Staff notes the following disclosure set forth in “Fund Investments – Collateralized Loan Obligations”:

CLOs with underlying assets of non-performing, distressed or defaulted loans are not contemplated to comprise a significant portion of the Fund’s investments in CLOs.

The Staff notes that the Fund intends to invest 100% in investment grade debt securities. Please confirm the applicability of this disclosure or consider deleting.

Response to Comment 19

The referenced disclosure has been deleted.

Comment 20 – Fund Investments

The Staff notes the following disclosure set forth in “Fund Investments – Derivative Instruments”:

To the extent the Fund enters into derivatives transactions, it will do so pursuant to Rule 18f-4 under the 1940 Act. Rule 18f-4 requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

Please tailor this disclosure to the extent the Fund will invest in derivatives, such as if the Fund will be a “limited derivatives user.”

Response to Comment 20

The Registrant respectfully declines to revise the disclosure as requested by the Staff as the current disclosure is compliant with the requirements of Form N-1A. The meaning and consequence of the Fund’s classification of a “limited derivatives user” under Rule 18f-4 of the 1940 Act is not plain English and disclosure of such classification is not required by Form N-1A or Rule 18f-4.

Comment 21 – Additional Risks of Investing in the Fund

The Staff notes the following disclosure set forth in the section entitled “Additional Risks of Investing in the Fund – Valuation Risk”:

In addition, the value of the debt securities in the Fund’s portfolio may change on days or during time periods when shareholders will not be able to purchase or sell the Fund’s shares.

Please modify to make this disclosure applicable to the Fund’s investments in ETFs that hold debt securities.

Response to Comment 21

The Registrant respectfully declines to make the requested revision. The only ETFs in which the Fund intends to invest are those hold that highly liquid U.S. Government securities for which valuation risk does not constitute a principal risk.

Comment 22 – Management of the Fund

The Staff notes the following disclosure set forth in the section entitled “Management of the Fund”:

Jim Snyder, Jeremiah Charles, Todd Larson, Owen Aronson, Nathan Simons and Scott Skowronski are the Fund’s portfolio managers and share responsibilities for the day-to-day management of the Fund’s investment portfolio.

Please revise this disclosure to indicate that the Fund’s portfolio managers are primarily and jointly responsible for the management of the Fund’s investment portfolio.

Response to Comment 22

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 23 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 23

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 24 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 24

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren